MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15 (d)
of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001 Commission file number 1-4858

INTERNATIONAL FLAVORS & FRAGRANCES INC. RETIREMENT INVESTMENT FUND PLAN

Plan Address:	**521 West 57th Street** **New York, New York 10019**
Issuer of Registered Securities:	**International Flavors & Fragrances Inc.** **521 West 57th Street** **New York, New York 10019**

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATON

* *

DECEMBER 31, 2001 AND 2000

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN

Table of Contents to Financial Statements and Supplementary Information

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants

To the Participants and Administrator of the
International Flavors & Fragrances Inc. Retirement Investment Fund Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
Assets	2001	2000
Investments at Fair Value:		
International Flavors & Fragrances Inc.		
Common Stock	$ 11,920,454	$ 9,134,734
Vanguard Long-Term Corporate Fund	3,830,185	3,766,094
Vanguard Prime Money Market Fund	37,815,145	37,501,512
Vanguard 500 Index Fund	36,451,133	44,873,275
Vanguard U.S. Growth Fund	12,945,812	22,012,195
Vanguard International Growth Fund	6,102,720	9,044,860
Vanguard Total Bond Market Index Fund	4,814,479	3,481,490
Vanguard Explorer Fund	908,583	-
Vanguard PRIMECAP Fund	1,829,853	-
Vanguard Asset Allocation Fund	693,149	-
Vanguard Mid-Cap Index Fund	1,505,596	-
Participants' Loan	4,407,007	5,375,801
	123,224,116	135,189,961
Employer Contributions Receivable	10,467	-
Employee Contributions Receivable	34,214	429,582
Accrued Dividends and Interest Receivable	86,860	103,455
Net Assets Available for Plan Benefits	$ 123,355,657	$ 135,722,998

See notes to financial statements

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2001	2000
Contributions:		
Company contributions	$ 2,248,099	$ 2,386,000
Participant contributions	7,472,563	7,758,630
TOTAL CONTRIBUTIONS	9,720,662	10,144,630
Investment Income:		
Dividends and Interest	3,428,127	9,155,288
Net Appreciation (Depreciation) of Investments	(10,219,024)	(20,164,358)
TOTAL INVESTMENT INCOME (LOSS)	(6,790,897)	(11,009,070)
TOTAL ADDITIONS (REDUCTIONS)	2,929,765	(864,440)
Benefits Distributed	(15,290,856)	(15,499,289)
Administrative Fees	(6,250)	(6,160)
TOTAL DISBURSEMENTS	(15,297,106)	(15,505,449)
Net Change in Participants' Balances During Year	(12,367,341)	(16,369,889)
Net Assets at Beginning of Year	135,722,998	152,092,887
NET ASSETS AT END OF YEAR	$ 123,355,657	$ 135,722,998

See notes to financial statements

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for complete information.

A. General:

The Plan is a defined contribution deferred benefit plan covering all employees of International Flavors & Fragrances Inc. and its domestic subsidiaries, except Bush Boake Allen Inc. (BBA), (the "Company") as well as certain U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan allows for voluntary employee contributions as outlined in Section D below. It provides deferred benefits payable upon termination of employment. Prior to January 1, 2001, employees became participants on the earlier of January 1 or July 1 following the date of their employment. Effective January 1, 2001, employees become participants after 30 days from the first date of actual employment. Employees of BBA, which was acquired by the Company effective November 3, 2000, were not yet eligible to participate in the Plan.

B. Administration of the Plan:

The Vanguard Fiduciary Trust Co. is the Trustee of the Plan. The Administrative Committee, appointed by the Company's Board of Directors, is responsible for administration of the Plan, but it has appointed the Vanguard Group ("Vanguard") to carry out most of the day-to-day activities of administration.

C. Investments:

The Plan offers participants eleven investment funds:

IFF Stock Fund: This fund consists principally of common stock of International Flavors & Fragrances Inc. and cash or cash equivalents which are deemed necessary for orderly investment in such stock and for anticipated cash requirements.

Vanguard Long-Term Corporate Fund: This fund seeks a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified fund of long-term investment-grade bonds.

Vanguard Prime Money Market Fund: This fund seeks maximum current income, preservation of capital and liquidity by investing in a portfolio of money market instruments. The portfolio is designed to maintain a constant $1.00

share value. An investment in a money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. Given this objective, the fund is expected to provide investors with long-term growth of capital and income as well as a reasonable level of current income.

Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above-average growth potential. Current income is incidental.

Vanguard International Growth Fund: This fund seeks long-term capital growth by investing in common stocks of companies based outside the United States that have above-average growth potential.

Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Lehman Aggregate Bond Index.

Vanguard Explorer Fund: This fund seeks to provide long-term capital growth by investing in a diversified group of small-company stocks with prospects for above-average growth.

Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital growth by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. This fund also may invest in companies with below-average earnings but bright prospects for earnings growth.

Vanguard Asset Allocation Fund: This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk.

Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Standard & Poor's MidCap 400 index, which comprises a market-weighted group of medium-sized U.S. companies.

D. Cash or Deferred Wage and Salary Conversion Agreements:

Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement ("CODA") with the Company, pursuant to which his or her Plan contributions are made. Such agreement specifies the portion of the participant's compensation, as defined in the Plan, during each Plan year that the participant elects to forego and have contributed by the Company to the participant's account with the Plan. Any such election remains in effect until changed by the participant. The Plan's Administrative Committee may limit the amounts specified in such agreements to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the "Code"). Subject to these limitations, participants may contribute up to 20% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. Amounts in excess of Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company's Deferred Compensation Plan ("DCP").

E. Company Contributions:

Prior to January 1, 2001, all Company contributions were made by the Company out of its net profits for the year. The Company's Board of Directors, in its sole discretion, determined the annual contribution made by the Company. Effective January 1, 2001, the Company matches 50% of the first 6% of the participant's compensation, as defined in the Plan, that a participant contributes to the Plan, whether on a deferred or after-tax basis, or that is treated as a contribution to the DCP, as described in Section D above.

F. Vested Benefits:

Prior to January 1, 2001, a participant fully vested immediately in all amounts credited to the participant's account under the Plan. Effective January 1, 2001, all participants who were employed by the Company on December 31, 2000 continue to vest immediately in their contributions and the Company's matching contributions, plus earnings on all contributions. A participant whose employment with the Company commences on or after January 1, 2001 vests immediately in his or her contributions to the Plan plus earnings thereon. He or she vests in the Company's matching contributions and the earnings thereon after three years of continuous credited service. At December 31, 2001, forfeited nonvested amounts approximated $18,000. These amounts will be used to reduce future employer contributions.

G. Individual Accounts:

A separate account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. Prior to January 1, 2001, the annual Company contribution, as described in Section E above, was allocated to each active participant's account in proportion to each participant's base rate of compensation. Effective January 1, 2001, both the participant's contributions and the Company's matching contribution are credited to the specific participant's account. The participant's contributions and the Company's matching contributions are invested in one or more of the Plan's funds as directed by the participant.

Participants' accounts are maintained on a unit basis for the IFF Stock Fund, and on a share basis for all other funds.

Interest earned and dividends paid are credited to each participant's account and reinvested in the respective fund.

H. Transfers Between Funds:

Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard.

I. Loans and In-service Withdrawals:

Participants may borrow from the Plan as described in Note 4. A participant may withdraw all or a portion of their balances if bona fide financial necessity can be demonstrated to the Plan's Administrative Committee. A participant who makes a hardship withdrawal is limited by the Internal Revenue Code as to the amount of CODA contribution he or she may make for the taxable year following the year of the withdrawal. The amount of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.

J. Rollover Contributions:

Participants who receive eligible rollover distributions from another qualified plan may roll that distribution over into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account ("IRA") which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pretax contributions, plus any untaxed earnings thereon. All rollovers from the IRA must be made within one year of original distribution from the qualified retirement plan.

K. Benefit Payments:

A participant's benefit may be in the form of:

- A lump-sum payment;
- Periodic payments;
- A 50% joint and survivor annuity to a married participant; or
- A single life annuity.

Lump-sum or installment payments may be made in cash or securities at the direction of the Plan's Trustee. When periodic payments are elected, a participant's interest remains in the Plan and continues to receive allocations of earnings and losses until distribution.

L. Termination of Plan:

The Company may terminate the Plan at any time. In such event, the total amounts in participants' accounts shall continue in the trust for their benefit and shall be paid to them or their designated beneficiaries, as described in Section K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention to terminate the Plan.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the significant accounting policies followed by the Plan:

A. Method of Accounting:

The Plan's financial statements are prepared on the accrual basis of accounting.

B. Valuation of Investments:

Investments, other than money market funds and participants' loans, are stated at fair value based on published quotations. Money market funds and participants' loans are stated at cost which approximates fair value.

C. Security Transactions and Related Investment Income:

Security transactions are recorded on the trade date; interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date.

D. Administrative Expenses:

All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 4), brokerage fees and advisory fees. Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are paid directly from fund earnings.

E. Contribution Income:

Prior to January 1, 2001, the annual Company contribution was recognized by the Plan in the year in which it was authorized by the Company's Board of Directors. Effective January 1, 2001, Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants' earnings for the participant contributions.

Contributions made in accordance with participants' CODA agreements (see Note 1-D) are recognized during the period in which the Company makes payroll deductions from the participants' earnings.

F. Benefit Obligations:

Benefits are recorded when paid. To comply with ERISA requirements, accruals for benefit claims that have been approved but not yet paid are reflected as a liability and a decrease in net assets in the Plan's December 31, 2001 and 2000 IRS Form 5500 filings. There were no benefits payable as of December 31, 2001 and 2000.

G. Risks and Uncertainties:

The Plan provides for various investment options in any combination of investment funds described in Note 1-C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the financial statements.

H. Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

NOTE 3 - TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 1995 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - PARTICIPANT LOANS:

Upon application, the Trustees may make a loan to a participant in an amount not exceeding 50% of the balance in the participant's account, or $50,000, with a minimum loan of $1,000. Such loan is allocated, as applicable, among the eleven funds in proportion to the participant's balance in each. The loans are collateralized by the balance in the participants' accounts and bear interest at a rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, but in no case in excess of the legal rate of interest. Loans are subject to a loan origination fee of $30, which is deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10 which is deducted from their respective accounts each July, except for the first year of the loan.

Interest rates on outstanding participant loans at December 31, 2001 and 2000 range from approximately 6.5% to approximately 10.0%.

NOTE 5 - RELATED PARTY TRANSACTIONS:

Certain Plan investments consist of units in investment funds managed by Vanguard. Vanguard owns these investments, and is a party-in-interest as defined by ERISA.

The IFF Stock Fund invests in shares of the Company's stock. The fund is designed as a means of employees to participate in the potential long-term growth of the Company.

NOTE 6 - SUBSEQUENT EVENT:

The Bush Boake Allen Inc. Employees Savings and Investment Plan was liquidated on December 31, 2001 and total assets of $22,825,525 were invested in the Plan on January 2, 2002. Effective January 1, 2002, BBA employees became eligible to participate in the Plan. Service with BBA counts towards vesting service in the Plan.

NOTE 8 - PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN'S NET ASSETS:

Investments at fair value that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 were as follows:

	2001	2000
Common Stock:		
International Flavors & Fragrances Inc.	$ 11,920,454	$ 9,134,734
Mutual Funds:		
Vanguard Prime Money Market Fund	37,815,145	37,501,512
Vanguard 500 Index Fund	36,451,133	44,873,275
Vanguard U.S. Growth Fund	12,945,812	22,012,195

NOTE 7 - NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:

The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:

YEAR ENDED DECEMBER 31, 2001

	International Flavors & Fragrances Inc. Common Stock	Mutual Funds	Net Appreciation/ (Depreciation)
IFF Stock Fund	$ 3,892,793		$ 3,892,793
Vanguard Long-Term Corporate Fund		$ 96,965	96,965
Vanguard 500 Index Fund		(5,778,151)	(5,778,151)
Vanguard U.S. Growth Fund		(6,588,548)	(6,588,548)
Vanguard International Growth Fund		(1,741,477)	(1,741,477)
Vanguard Total Bond Market Index Fund		54,107	54,107
Vanguard Explorer Fund		30,997	30,997
Vanguard PRIMECAP Fund		(143,864)	(143,864)
Vanguard Asset Allocation Fund		(32,303)	(32,303)
Vanguard Mid-Cap Index Fund		(9,543)	(9,543)
Total	$ 3,892,793	$ (14,111,817)	$ (10,219,024)

YEAR ENDED DECEMBER 31, 2000

	International Flavors & Fragrances Inc. Common Stock	Mutual Funds	Net Appreciation/ (Depreciation)
IFF Stock Fund	$ (3,911,673)		$ (3,911,673)
Vanguard Long-Term Corporate Fund		$ 222,129	222,129
Vanguard 500 Index Fund		(4,943,324)	(4,943,324)
Vanguard U.S. Growth Fund		(10,074,049)	(10,074,049)
Vanguard International Growth Fund		(1,587,190)	(1,587,190)
Vanguard Total Bond Market Index Fund		129,749	129,749
Total	$ (3,911,673)	$ (16,252,685)	$ (20,164,358)

SUPPLEMENTARY INFORMATION
SCHEDULE
PART 1

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

ISSUE	DESCRIPTION	Cost	Fair Value
International Flavors & Fragrances Inc. *	Common stock	$ 11,207,254	$ 11,920,454
Vanguard Long-Term Corporate Fund *	Mutual Fund	3,832,998	3,830,185
Vanguard Prime Money Market Fund *	Mutual Fund	37,815,145	37,815,145
Vanguard 500 Index Fund *	Mutual Fund	29,644,383	36,451,133
Vanguard U.S. Growth Fund *	Mutual Fund	19,571,838	12,945,812
Vanguard International Growth Fund *	Mutual Fund	7,211,915	6,102,720
Vanguard Total Bond Market Index Fund *	Mutual Fund	4,736,098	4,814,479
Vanguard Explorer Fund *	Mutual Fund	861,179	908,583
Vanguard PRIMECAP Fund *	Mutual Fund	1,947,250	1,829,853
Vanguard Asset Allocation Fund *	Mutual Fund	721,750	693,149
Vanguard Mid-Cap Index Fund *	Mutual Fund	1,491,012	1,505,596
Participant Loans	Varying maturity dates through 9/05/2011, interest ranging from 6.5% to 10%, per annum	4,407,007	4,407,007
	TOTAL INVESTMENTS	$ 123,447,829	$ 123,224,116

* denotes party-in-interest

SIGNATURES

<u>The Plan.</u> Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

International Flavors & Fragrances Inc.
Retirement Investment Fund Plan

Date: June 27, 2002

By ______________________
Stephen A. Block
Member, Administrative Committee

By ______________________
Douglas J. Wetmore
Member, Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54423) of International Flavors & Fragrances Inc. of our report dated June 21, 2002 relating to the financial statements of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
June 27, 2002